HINDALCO

ADITYA BIRLA GROUP

82-3428

AM/STOEX-GN/5587/01

March 3, 2003

THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS,
DALAL STREET,
MUMBAI 400 001.

03 MAR -6 AM 7:21

THE SECRETARY
THE CALCUTTA STOCK EXCHANGE ASSN.
7, LYONS RANGE,
CALCUTTA 700 001.

THE SECRETARY
THE DELHI STOCK EXCHANGE ASSN. LTD.
WEST PLAZA, I.G. STADIUM
INDRAPRASHTHA ESTATE,
NEW DELHI 110 002.

SUPPL

THE SECRETARY
MADRAS STOCK EXCHAGE,
EXCHANGE BUILDING,
POST BOX NO. 183,
11, SECOND LINE BEACH,
MADRAS 600 001.

THE SECRETARY
NATIONAL STOCK EXCHANGE LTD
MAHENDRA TOWERS,
L B S MARG, WORLI,
MUMBAI 400 018.



Dear Sir,

This is to inform you that the Company has today concluded the sale of **10,57,62,034** equity shares of Rs. 10 each in **Mangalore Refinery and Petrochemicals Limited ("MRPL")** to **Oil & Natural Gas Corporation Limited ( "ONGC")**, as part of the sale of **29,71,53,518** equity shares of Rs. 10 each of MRPL of the Aditya Birla Group, consisting of Indian Rayon & Industries Limited, Hindalco Industries Limited and Grasim Industries Limited to ONGC at Rs. 2 per share. As disclosed earlier the Company will be incurring a loss of Rs. 146.73 crores which will be accounted in the fourth quarter. A copy of the press release in this regard is enclosed.

Please note that the above shares includes **1,00,66,292** shares held by Indo Gulf Corporation Ltd., since merged with Hindalco Industries Ltd as per the scheme approved by the High Court and made effective by the Board of Directors of both the Companies w.e.f. 12th February,2003.

dw 3/7

The total loss incurred is **Rs.146.73 Crores**, which also includes loss of **Rs.13.97 Crores** incurred on the shares held by Indo Gulf Corporation Ltd, as aforesaid.

**Thanking you,**

**Yours faithfully,**
**For HINDALCO INDUSTRIES LTD**

**(ANIL J. JHALA**
**Joint President (Treasury)**
**& Company Secretary.**

CC: TO: Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America

**PRESS RELEASE**

**The Aditya Birla Group divests its stake in MRPL to ONGC**

The Aditya Birla Group announced today that it has divested its entire 37.38% equity stake in MRPL for an aggregate value of Rs. 59.43 crores, representing a value of Rs. 2 per share to ONGC as per the Share Purchase Agreement signed between ONGC and Aditya Birla Group on 1st August 2002. The Transaction has been consummated after completion of all the conditions precedent including approvals from lenders and Government of India.

As stated earlier the strategic decision of the Group to divest its equity stake in MRPL was based on lack of leadership position in the sector, no presence in marketing of petroleum products, especially transportation fuels, and no significant synergies with other Group Companies. The decision is also in line with the recommendations of the Boston Consulting Group where the equity investment in MRPL was identified as "non-core".

Mangalore Refinery & Petrochemicals Limited (MRPL) is the first Joint-sector refining Company in oil sector incorporated in March 1988 based on a tripartite MOU among the Government of India, Hindustan Petroleum Corporation Limited and Indian Rayon And Industries Limited and its associates viz Hindalco Industries Limited, Grasim Industries Limited and Indo Gulf Corporation Limited (The Aditya Birla Group). The Group contributed in the successful commissioning of the refinery and over the last decade has also seen the capacity expansion of the refinery from 3.69 million ton per annum to over 9.69 million ton per annum. Since the inception, the Group has contributed Rs 471 crores towards MRPL's equity.[1]

March 3, 2003.